FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated December 28, 2009.

MATERIAL FACT
Banco Santander, S.A. announces that it has sold today to the Moroccan Société Nationale d’Investissement (SNI) 10% of the share capital of Attijariwafa Bank, at a price of Dirhams 4,149.4 million (approximately EUR 367 million at current exchange rate. The operation generates for Grupo Santander a capital gain of EUR 223 million, approximately, at current exchange rate, which will not be reflected in the profit of 2009. Following the sale, Grupo Santander holds 4.55% of Attijariwafa Bank.
Boadilla del Monte (Madrid), 28th December 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 28, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President